UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2001
                 ---------------------


                               DESC, S.A. DE C.V.
                 (Translation of registrant's name into English)


 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  [X]                   Form 40-F  [ ]

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Desc, S.A. de C.V.
                                  (Registrant)


Date: April 30, 2001              By /s/ Ernesto Vega Velasco
--------------------                 -----------------------------------
                                     (Signature)*
                                     Name: Ernesto Vega Velasco
                                     Title: Chief Financial Officer






* Print the name and title under the signature of the signing officer.









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
                                  EXHIBIT INDEX


                                                                     Sequential
      Item                                                           Page Number
      ----                                                           -----------
1.    Press Release announcing the Registrant's Results for the
      First Quarter of 2001..........................................    4

2.    Press Release announcing Resolutions adopted during
      Registrant's Annual Ordinary and Extraordinary Shareholders'
      Meeting held on April 26, 2001.................................   18














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